SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

InsWeb Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

45809K103

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hussein A. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,218,384

	6.	Shared Voting Power 41,250

	7.	Sole Dispositive Power 1,218,384

	8.	Shared Dispositive Power 41,250

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,634

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 18.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danielle S. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,250

	6.	Shared Voting Power 1,218,384

	7.	Sole Dispositive Power 41,250

	8.	Shared Dispositive Power 1,218,384

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,634

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 18.2%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer InsWeb Corporation
	(b)	Address of Issuer's Principal Executive Offices 11290 Pyrites Way, Suite 200 Gold River, CA 95670

Item 2.
	(a)	Name of Person Filing (i) Hussein A. Enan (ii) Danielle S. Enan
(b)

Address of Principal Business Office or, if none, Residence

(i)            c/o InsWeb Corporation
11290 Pyrites Way, Suite 200
Gold River, CA  95670

(ii)           c/o InsWeb Corporation
11290 Pyrites Way, Suite 200
Gold River, CA  95670

	(c)	Citizenship (i) Canada (ii) Canada
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 45809K103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (i) 1,259,634 (ii) 1,259,634
(b) Percent of class: (i) 18.2% (based on 6,937,484 shares outstanding at 12/31/02) (ii) 18.2% (based on 6,937,484 shares outstanding at 12/31/02)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (i) 1,218,384 (ii) 41,250
(ii) Shared power to vote or to direct the vote (i) 41,250 (ii) 1,218,384
(iii) Sole power to dispose or to direct the disposition of (i) 1,218,384 (ii) 41,250
(iv) Shared power to dispose or to direct the disposition of (i) 41,250 (ii) 1,218,384

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
Date
/s/ Hussein A. Enan
Signature
Hussein A. Enan
Name/Title

February 12, 2003
Date
/s/ Danielle S. Enan
Signature
Danielle S. Enan
Name/Title

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of February 12, 2003 by and among Danielle S. Enan and Hussein A. Enan.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.             The Schedule 13G with respect to InsWeb Corporation, to which this is attached as Exhibit A, is filed on behalf of Danielle S. Enan and Hussein A. Enan.

2.             Each of Danielle S. Enan and Hussein A. Enan is responsible for the completeness and accuracy of the information concerning such person contained therein.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

February 12, 2003
Date
/s/ Hussein A. Enan
Signature
Hussein A. Enan
Name/Title

February 12, 2003
Date
/s/ Danielle S. Enan
Signature
Danielle S. Enan
Name/Title